UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 1-14365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EL PASO CORPORATION
RETIREMENT SAVINGS PLAN
(Full title of the Plan)
(herein referred to as the "Plan")

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EL PASO CORPORATION
(Name of the issuer of the securities held pursuant to the Plan)
(herein referred to as the "Company")
1001 Louisiana Street
Houston, Texas 77002

El Paso Corporation Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005 and for the Year Ended December 31, 2006

El Paso Corporation Retirement Savings Plan
Index

Page(s)

Reports of Independent Registered Public Accounting Firms	1–2

Financial Statements

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-12

Supplemental Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	13

Exhibits

Consents of Independent Registered Public Accounting Firms	14-15

Report of Independent Registered Public Accounting Firm

Plan Administrator
El Paso Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the El Paso Corporation Retirement Savings Plan as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP
Houston, Texas
June 25, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The El Paso Corporation Retirement Savings Plan:

In our opinion, the accompanying statement of net assets available for plan benefits presents fairly, in all material respects, the net assets available for plan benefits of the El Paso Corporation Retirement Savings Plan (the “Plan”) at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audits.  We conducted our audits of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

As discussed in Notes 2 and 4, the plan has changed its policy for accounting for fully benefit-responsive investment contracts.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
June 29, 2006, except as to Notes 2 and 4,
which are as of June 22, 2007

El Paso Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
(In Thousands)

	December 31,
	2006	2005

Assets
Investments (at fair value)	$853,374	$746,925

Receivables:
Interest	22	12
Dividends	610	652
Employer contributions	17,261	27
Total receivables	17,893	691
Total assets	871,267	747,616

Liabilities
Accrued expenses	424	386
Total liabilities	424	386

Net assets available for benefits at fair value	870,843	747,230
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,278	777
Net assets available for benefits	$873,121	$748,007

See accompanying notes.

El Paso Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006
(In Thousands)

Additions:
Dividends	$18,971
Interest	12,488
Net appreciation in fair value of investments	77,369
Net investment income	108,828

Contributions:
Employer	35,592
Participants	41,521
Total contributions	77,113
Total additions	185,941

Deductions:
Benefits paid to participants	59,785
Administrative fees	1,042
Total deductions	60,827
Net increase	125,114

Net assets available for benefits:
Beginning of year	748,007
End of year	$873,121

See accompanying notes.

El Paso Corporation Retirement Savings Plan
Notes to Financial Statements

1. Description of Plan

The following description of the El Paso Corporation Retirement Savings Plan (the Plan) provides general information about the Plan’s provisions in effect for the plan year ended December 31, 2006. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of El Paso Corporation (the Company) and its participating employers, except leased employees, certain nonresident aliens, certain foreign nationals, and members of any unit covered by a collective bargaining agreement. The Committee for the Plan (the Committee) is responsible for the general administration of the Plan as described in the Plan document. JPMorgan Chase Bank, N.A. (JPMorgan) is the trustee of the Plan. JPMorgan Retirement Plan Services is the recordkeeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

A participant may elect to make basic contributions from 1% to 50% on a before-tax basis or an after-tax basis of their eligible compensation. In addition, if a participant has elected the maximum basic contribution eligible for a Company matching contribution, they may make after-tax supplemental contributions to the Plan from 1% to 5% of their eligible compensation. Individuals who become eligible employees are automatically enrolled into the Plan with a basic before-tax contribution of 2% of their eligible compensation which will be invested in the Lifecycle Funds unless the participant elects another investment fund option. Within 30 days of eligibility, the participant can choose to “opt out” of participating in the Plan or elect a contribution amount other than 2%.

The Company makes matching contributions that are allocated in the same manner as that of the participant’s contributions. The matching contributions are 75% of the participant’s basic contribution up to a maximum level of 6% of eligible compensation.

The Company may make additional matching contributions for any plan year, which are determined and contributed after the end of such plan year. These additional Company matching contributions are made at the sole discretion of the Company. In 2007, the Company made an additional matching contribution of approximately $17,000,000 in Company stock for the 2006 plan year. Participants could immediately diversify the contribution to other funds. This additional contribution was reflected as an employer contribution receivable at December 31, 2006.

In addition to the contributions described above, participants may also make contributions of excess cash under the Company’s Flex Spending Plan, an approved rollover contribution of a distribution received or a direct transfer from another qualified retirement plan. There are certain legal limitations, as provided by the Plan, applicable to these contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, the participant’s share of net earnings or losses of their respective elected investment funds under the Plan and is charged with an allocation of administrative expenses. Net investment gains and losses in a particular investment fund and administrative expenses are allocated in proportion to the respective participant’s account balance in that fund.

Vesting

A participant’s interest in their account is fully vested at all times.

Payment of Benefits

Upon separation from service with the Company due to death, disability, retirement or termination, a participant whose account balance exceeds $1,000 may elect to receive either a lump-sum or installment distribution equal to the value of their account or may defer the distribution. A deferred distribution may take the form of either a lump-sum distribution payable within, or in installments payable over, a period that ends on or before April 1 of the year following the calendar year in which the participant attains age 70-1/2. A participant whose account balance does not exceed $1,000 will receive an immediate lump-sum distribution of the amount equal to their account balance. Additionally, under certain circumstances, a hardship withdrawal may be taken to pay medical expenses. A participant must exhaust all available loan options prior to requesting a hardship withdrawal.

In February 2007, the Company sold ANR Pipeline Company (ANR) and its 50% interest in Great Lakes Gas Transmission (Great Lakes). As a result of the sale, the Plan paid benefits to ANR and Great Lakes participants who elected a lump-sum distribution and/or rollover.

Participant Loans

Participants may obtain a loan against the balance of their account. To obtain a loan, the participant must have a total account balance of at least $2,000 excluding any amounts held in an IRA Rollover Account under the Plan. Loan amounts may be from $1,000 to $50,000 but may not be more than 50% of the total balance in the participant’s account, excluding any IRA Rollover Account balance. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceeding 12-month period. A participant may not have more than two loans outstanding at any point in time. The interest rate on a loan is 1% above the prime rate, which is determined on the last business day of the month preceding the quarter in which the loan is taken. The interest rate is fixed for the term of the loan. The repayment period may be from 1 to 5 years on a general loan. A new home loan option with up to a 15 year payback term has been added. There is a one-time $50 loan origination fee per loan. If a participant terminates employment with the Company, the unpaid balance of the participant’s loan is deducted from any distributions to the participant. If the participant elects to defer the distributions, the loan must be repaid within 60 days after separation from service. If the loan is not repaid, it will automatically be treated as a distribution to the participant.

Investment in Company Stock

The Plan invests in common stock of the Company (New York Stock Exchange: EP) through its Company Stock Fund. Participants who invest in the Company Stock Fund may instruct the trustee regarding the voting of the Company’s common stock allocated to the participant’s account. The fund may also hold cash or other short-term fixed income securities, although these are expected to be a small percentage of the Company Stock Fund.

The Plan limits the amount of Company stock that a participant can hold in their account. A participant can invest up to a maximum of 25% of new contributions in the Company Stock Fund, and is limited in the amount they can transfer from other investment funds into the Company Stock Fund if the transfer would cause the investment in the Company Stock Fund to exceed 25% of the participant’s total account balance. If on February 1, 2005, a participant had more than 25% of their total account balance invested in the Company Stock Fund, they were not required to sell any of the stock in the Company Stock Fund.

2. Basis of Accounting and Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts of net assets available for benefits at the date of the financial statements, the reported changes in net assets available for benefits during the reporting period and disclosures related to the Plan. Actual results can differ from those estimates.

Valuation of Investments

Investments held by the Plan, with the exception of certain investment contracts with financial institutions and insurance companies, short-term securities, and participant loans, are carried at fair value based on quoted market prices or, in the case of common collective trusts, the net asset value as determined by the issuer based on the fair value of the underlying securities as of the valuation date. Short-term securities and participant loans are carried at cost which approximates fair value. The Plan’s investment contracts with financial institutions and insurance companies are recorded in investments at their fair value; however such contracts are fully benefit-responsive and thus an amount is reflected in the statements of net assets available for benefits to adjust these contracts to their contract value. Contract value represents the original cost of the contract, plus interest (based upon the crediting rates of the underlying contracts) and deposits reduced by administrative fees, transfers out, and withdrawals. Purchases and sales of securities are reflected on a trade-date basis. The basis of securities sold is determined by average cost.

New Accounting Pronouncement

Effective December 31, 2006, the Plan adopted the provisions of the Financial Accounting Standards Boards Staff Position (FSP) Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP establishes the accounting for fully benefit-responsive investment contracts (i.e., fair value versus contract value), clarifies the definition of fully benefit-responsive investment contracts, and establishes enhanced financial statement presentation and disclosure requirements for fully benefit-responsive investment contracts held by defined contribution plans. The provisions of the FSP were applied retroactively to the statement of net assets available for benefits at December 31, 2005 for comparative purposes. The adoption of the FSP had no effect on the statement of changes in net assets available for benefits. For further information regarding the impact of the adoption of the FSP to the financial statements, see Note 4.

Investment Income

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses include participant recordkeeping and trustee fees, and certain professional fees incurred and paid by the Plan. In addition, expenses directly relating to the purchase, sale, or transfer of the Plan’s investments are charged to the particular investment fund to which the expense relates. Certain administrative expenses of the Plan are paid by the Company.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Investments

Investments representing 5% or more of the Plan’s net assets at December 31, 2006 and 2005 are as follows:

	2006	2005
	(In Thousands)
El Paso Corporation Company Stock	$231,003	$196,770
Barclays Equity Index Fund T	52,692	48,327
Dodge & Cox Stock Fund	67,371	49,956
American Funds Growth Fund of America - R5	97,246	90,200
Dodge & Cox Balanced Fund	60,833	48,777

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, and gains and losses on investments held during the year) appreciated as follows (in thousands):

Company stock	$48,899
Mutual funds	19,464
Common collective trust funds	9,006
Net appreciation in fair value of investments	$77,369

4. Investment Contracts

The Plan, through its Stable Value Fund (the Fund), holds investments in fixed income securities, which consist of common collective trusts, short-term securities, bonds, and treasury notes. To reduce the risk of market losses on these investments, the Fund enters into guaranteed investment contracts (GICs) or wrapper contracts with financial institutions or insurance companies, which enable the participants to transact at a specified contract value by protecting the principal amount invested over a specified period of time. Since the assets underlying the GICs are owned by the Plan, the contract is referred to as a synthetic GIC or wrapper.

Effective December 31, 2006, the Plan adopted the provisions of FSP Nos. AAG INV-1 and SOP 94-4-1. Prior to the adoption of the FSP, the Plan recorded wrapper contracts in investments as the difference between the contract value and fair value of the contract.  This value represented the amount contract issuers would pay if the contracts were to liquidate under the terms of the Plan.  Upon adopting the FSP, the Plan began recording these wrapper contracts in investments at their fair value.  However, since the contracts are fully benefit-responsive, the difference between fair value and contract value is reflected as an adjustment in the statements of net assets available for benefits. At December 31, 2006 and 2005, the adjustment from fair value to contract value was a gain of approximately $2 million and $1 million, respectively.

The fair value of the wrapper contracts is determined by calculating the present value of the difference between current wrap fees and future wrap fees.  The present value of this difference is calculated using a swap yield curve that is based on the duration of the contract, and adjusted for the credit quality rating of the contract issuer.

The Plan’s investments that are covered by the synthetic GICs earn interest at interest crediting rates that are typically reset on a monthly or quarterly basis.  These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio.  The minimum interest crediting rate for all investment contracts is zero percent.  Factors that can influence the future average crediting rates are (i) the level of market interest rates; (ii) the amount and timing of participant contributions, transfers and withdrawals into/out of the investment contract; (iii) the investment returns generated by the fixed income investments that underlie the investment contracts; or (iv) the duration of the investments underlying the investment contracts.  The crediting rate formula amortizes the realized and unrealized market value gains and losses over the duration of the underlying investments.  The resulting gains and losses in the fair value of the underlying investments relative to the contract value are represented in the statements of net assets available for benefits as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

For the Plan’s investments covered by synthetic GICs, the average yield earned by the Plan and the average yield earned by the Plan adjusted for actual interest credited to participants at December 31, 2006 and 2005 is as follows:

	2006	2005

Average yield earned by the Plan	5.136%	4.867%
Average yield earned by the Plan adjusted for actual interest credited to participants	5.148%	4.865%

In certain events, the amounts withdrawn from investment contacts may be payable at fair value rather than contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from an investment contract or if the terms of a successor plan do not meet the contract issuer’s criteria for the issuance of a similar contract.  Based upon our experience to date, we do not believe the events described above are probable of occurring.

In some cases, an investment contract issuer may terminate a contract with the Plan and settle at amounts different than the contract value.  Examples of these events include the Plan’s loss of its qualified status, material breaches of responsibilities that are not cured or material and adverse changes to the provisions of the Plan.  We are not aware of any events that would cause the Plan to terminate its investment contracts.

5. Related Party Transactions

Certain investments of the Plan are managed by JPMorgan. JPMorgan is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s stock. Because the Company is the Plan Sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated June 20, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

7. Plan Termination

The Company reserves the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination, the Plan’s assets would be distributed to the participants, as directed by the Committee in accordance with the Plan’s provisions and applicable law, on the basis of their account balances existing at the date of termination, as adjusted for investment gains and losses.

8. Reconciliation to the Form 5500

Participant withdrawals that have been processed and approved but not paid by the Plan at December 31, 2006 and 2005 are not considered Plan obligations until paid under generally accepted accounting principles and, therefore, are not presented as liabilities or benefits paid in the accompanying financial statements, but are recorded on the Form 5500 as benefits payable.

The accompanying financial statements present fully benefit-responsive contracts at fair value with an adjustment to contract value. The Form 5500 requires these contracts to be presented at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item between the accompanying financial statements and the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005
	(In Thousands)

Net assets available for benefits per the financial statements	$873,121	$748,007
Less: Participant withdrawals processed and approved but not paid by the Plan	(346)	(871)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,278)	–
Net assets available for benefits per the Form 5500	$870,497	$747,136

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2006 (in thousands):

Net increase in net assets available for benefits per the financial statements	$125,114
Add: Participant withdrawals processed and approved but not paid by the Plan at December 31, 2005	871
Less: Participant withdrawals processed and approved but not paid by the Plan at December 31, 2006	(346)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,278)
Net increase in net assets available for benefits per the Form 5500	$123,361

El Paso Corporation Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 76-0568816     PN: 002
December 31, 2006

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

	Stable Value Fund
	INVESCO	IGT ** INVESCO Multi-Manager A or Better Intermediate Government Credit Fund	$39,930,522
	Bank of America	Bank of America Wrapper #99-056	–
	INVESCO	IGT ** INVESCO Short-Term Bond Fund	21,147,676
	ING Life Insurance	ING Wrapper #60111	–
	INVESCO	IGT ** INVESCO AAA Asset-Backed Securities Fund	24,710,823
	IXIS Financial	IXIS Wrapper #1163-01	–
	INVESCO	IGT ** INVESCO Multi-Manager A or Better Intermediate Government Credit Fund	42,110,804
*	JPMorgan Chase	JPMorgan Wrapper #401728-MIA	–
	INVESCO	IGT ** INVESCO AAA Asset-Backed Securities Fund	22,393,701
	Monumental Life Insurance	Monumental Life Insurance Wrapper MDA-00436TR	–
	INVESCO	IGT ** INVESCO Short-Term Bond Fund	33,458,697
	Rabobank Nederland	Rabobank Nederland Wrapper EPN100201	–
	INVESCO	IGT ** INVESCO Multi-Manager A or Better Core Fund	35,795,637
	State Street Bank	State Street Bank Wrapper #103105	–
	U.S. Treasury	US Treasury 3.125% 4/2009	4,856,527
	UBS AG	UBS AG Wrapper #5091	–
	UBS AG	Cash – STIF	128,627
*	JPMorgan Chase	JPMorgan Liquidity Cash	4,722,661
	Fixed Income Fund
	Pimco	Pimco Total Return Fund	5,177,566
	Balanced Fund
	Dodge & Cox	Dodge & Cox Balanced Fund	60,833,144
	Lifecycle Funds
*	JPMorgan Chase	JPMorgan SmartRetirement 2010 Fund	2,539,856
*	JPMorgan Chase	JPMorgan SmartRetirement 2015 Fund	3,584,797
*	JPMorgan Chase	JPMorgan SmartRetirement 2020 Fund	5,717,353
*	JPMorgan Chase	JPMorgan SmartRetirement 2030 Fund	3,256,715
*	JPMorgan Chase	JPMorgan SmartRetirement 2040 Fund	2,151,931
	Large Capitalization Value Fund
	Dodge & Cox	Dodge & Cox Stock Fund	67,371,323
	Large Capitalization Core Fund
	Barclays Global Investors	Barclays Equity Index Fund T	52,692,177
	Large Capitalization Growth Fund
	American Fund	American Funds Growth Fund of America – R5	97,245,788
	Small Capitalization Equity Fund
	Harbor	Harbor Small Cap Value Institutional Fund	6,536,641
	Laudus Rosenberg	Laudus Rosenberg US Discovery – Institutional Fund	4,908,563
	UBS	UBS US Small Cap Growth Y Fund	24,475,766
	International Equity Fund
	Templeton	Templeton Foreign – Advisor Fund	39,040,497
	Company Stock Fund
*	El Paso Corporation	El Paso Company Stock	231,003,121
*	JPMorgan Chase	JPMorgan Prime Money Market Fund	222,911
	Participant loans
*	Participant loans	Loans (Interest rates 5.00% – 11.84%)	17,360,588
			$853,374,412

* Party-in-interest
** INVESCO Group Trust

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos. 333-75781, 333-31060, 033-49956, 033-49956-99, 333-26813, 333-26813-99, and 333-127951) pertaining to the El Paso Corporation Retirement Savings Plan of our report dated June 25, 2007, with respect to the financial statements and schedule of the El Paso Corporation Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

/s/ Ernst & Young LLP

Houston, Texas
June 25, 2007

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-75781, 333-31060, 033-49956, 033-49956-99, 333-26813, 333-26813-99, 333-127951) of El Paso Corporation of our report dated June 29, 2006, except as to Notes 2 and 4, which are as of June 22, 2007, relating to the financial statements of El Paso Corporation Retirement Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
June 22, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

El Paso Corporation Retirement Savings Plan

By:	/s/ John J. Hopper
John J. Hopper
Chairman of the El Paso Corporation Retirement Savings Plan Committee

Date: June 29, 2007

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Independent Registered Public Accounting Firm.